Exhibit 99.3

 Dose 1  6 mg GH001  Dose 2a  12 mg GH001  Dose 3a  18 mg GH001  1-hour interval  Single Day IDR  1-hour interval  N = 6  Patients with BDII and a current MDE  Day-1  End-of-trial  MADRS  Safety  Screening  Pre-test day  Day 8  Day 1  Day-60 to -2  Day 2  GH001 Follow-up  Administration MADRS  MADRS Safety Safety  N=6  Completed trial, n (%)  6 (100)  Discontinued, n (%)  0  Number of previous MDE, mean (SD)  14.0 (12.4)  Duration of current MDE (weeks), mean (SD)  20.8 (22.7)  MADRS total score at baseline, mean (SD)  32.0 (5.1)  Demographics  Female, n (%)  4 (66.7)  Age (years), mean (SD)  44.2 (9.3)  Height (cm), mean (SD)  174.7 (10.1)  Weight (kg), mean (SD)  76.1 (18.6)  BMI (kg/m2), mean (SD)  24.8 (5.0)  Race, White, n (%)  6 (100)  Background  Bipolar II disorder (BDII) is a chronic psychiatric disorder characterized by alternating episodes of hypomania and major depressive episodes (MDE), imposing high burdens of illness on individuals1  The estimated lifetime prevalence rate of BDII is between 0.4 and 5%2,3  Current treatments for depressive symptoms in patients with BDII remain limited, offering insufficient efficacy and tolerability highlighting the need for new therapeutic approaches4  Mebufotenin (5-MeO-DMT) is a rapid acting psychoactive molecule that acts as a non-selective serotonin agonist with highest  affinity for the 5-HT receptor subtype5  1A  GH001, a synthetic form of mebufotenin for pulmonary inhalation, has been well tolerated in early-stage trials and has shown potential to induce rapid remission of depressive symptoms in patients with treatment-resistant depression (TRD)6,7  The trial presented here is the first in which mebufotenin was administered to patients diagnosed with BDII and a current MDE  Objective  To investigate the safety and antidepressant effects of GH001 in adult patients with BDII and a current MDE  Methods  This Phase 2a, proof-of-concept, open-label trial (NCT05839509) enrolled patients aged 18-64 years who met Diagnostic and Statistical Manual of Mental Disorders, 5th Edition (DSM-5) diagnostic criteria for BDII with a current MDE  Patients were required to have a Montgomery–Åsberg Depression Rating Scale (MADRS) total score of ≥24 and a Young Mania Rating Scale (YMRS) total score of ≤8 at baseline and prior to dosing on Day 1  Patients were not permitted to receive any antidepressant medications within 7 days or 5 half-lives, whichever was longer, prior to dosing. Lithium use within 6 months prior to dosing was not permitted, if applicable  Patients were administered an individualized dosing regimen (IDR) of up to three escalating doses of GH001 (6, 12, and 18 mg) with a 1-hour interval between doses on a single day (Figure 1)  This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard-of-care, but without any planned psychotherapeutic intervention before, during, or after dosing  The primary endpoint was change in MADRS total score from baseline to Day 8  Secondary endpoints included response (≥50% reduction from baseline in MADRS total score), remission (MADRS total score  ≤10), Clinical Global Impression-Severity (CGI-S) scale, Bipolar Depression Rating Scale (BDRS), and safety and tolerability  Figure 1. Clinical Trial Design  References  American Psychiatric Association, DSM-5 Task Force. (2013).  Merikangas KR, et al. Arch Gen Psychiatry, 2011;68(3):241-251.  Benazzi F. CNS Drugs, 2007;21(9):727-40.  Aaronson ST, et al. JAMA Psych. 2024;81(6):555-562.  Halberstadt AL, et al. Psychopharmacology. 2012;221:709-718.  Reckweg J, et al. Front Pharmacol. 2021;12:760671.  Reckweg JT, et al. Front Psychiatry. 2023;14:1133414.  Acknowledgments  This trial was sponsored by GH Research. The sponsor would like to thank the participants in the trial. The sponsor would also like to thank the investigators who conducted the trial.  Under guidance of authors, medical writing and editorial support was provided by Brian Brennan, PhD of GH Research Ireland Limited.  Statistical analysis was carried out by Rachael MacIsaac, PhD, of GH Research.  Disclosures  AR: Honoraria for lectures and/or advisory boards – AbbVie, Boehringer Ingelheim, Cyclerion, Compass, GH Research, Janssen, LivaNova, Medice, MSD, Newron, Sage/Biogen, and Shire/Takeda. Research grants – Medice and Janssen. MB: Advisor to Alfred E. Tiefenbacher GmbH Co. KG, COMPASS Pathfinder Ltd., GH Research, MedEd-Link Inc., Janssen Global Services, LLC, Livanova, Mindforce Game Lab AB, and Novartis. Received lecture fees from MedTrix GmbH and Streamedup GmbH. MDL and PR: Nothing to disclose. FD: Consultant to GH Research. KK, POG, VV: Employee and stock option holder of GH  Research. CBS: Shareholder of GH Research. FD: Consultant to GH Research. MET: Grants – Acadia, Alkermes, Axsome, Intra-Cellular Therapies, Janssen, National Institute of Mental Health, Otsuka, Patient-Centered Outcomes Research Institute (PCORI), and Takeda. Advisory Boards – Autobahn  Therapeutics, Axsome, Clexio Biosciences, Gerson Lehrman Group, GH Research, Lundbeck, Janssen, Johnson & Johnson, Luye Pharma, Merck, Object Pharma, Otsuka, Pfizer, Sage, Seelos Therapeutics, Sunovion, and Takeda. Royalties – American Psychiatric Association Foundation, Guilford Publications, Herald House, Wolters Kluwer, and W W Norton & Company. BTB: Consultant – National Health and Medical Research Council (Australia). Honoraria – Angelini, AstraZeneca, Biogen, BMS, Boehringer Ingelheim, Johnson & Johnson, LivaNova, Lundbeck, Medscape, Otsuka, Pfizer, Roche, Servier, Sumitomo Pharma, Sunovion, Teva, Viatris, and Wyeth. Advisory boards – Biogen, Boehringer Ingelheim, Janssen-Cilag, LivaNova, Lundbeck, Medscape, Novartis, GH Research, Otsuka, and Teva. Research grants from private industries or nonprofit funds – AstraZeneca, BMBF (Germany), BMG (Germany), DFG (Germany), ERA PerMed, Fay Fuller Foundation, Horizon Europe (European Union), James & Diana Ramsay Foundation (Adelaide), Johnson & Johnson, Lundbeck, La Marató de TV3, National Health and Medical Research Council (Australia), Sanofi-Synthélabo, and Wellcome Trust (UK).  Presented at the 64th Annual Meeting of the American College of Neuropsychopharmacology (ACNP) Nassau, Bahamas | January 12–15, 2026  TU82  Conclusions  In this trial evaluating the safety and antidepressant effects of GH001 in patients with BDII and a current MDE, the primary endpoint was met: a significant reduction from baseline in MADRS total score was observed on Day 8  Significant reductions in MADRS total scores were also observed at 2-hours post-dose, supporting the rapid onset of antidepressant effects of GH001  GH001 administered via inhalation demonstrated a favorable safety profile and was well tolerated in patients with BDII and a current MDE; no treatment-related SAEs were reported  aA second or third dose was administered if the previous dose was well tolerated according to the trial physician’s judgement (based on vital signs and adverse events) and if the patient did not achieve an intense psychoactive effect (peak experience; defined as a mean score of ≥75 on the Peak Experience Scale) following the previous dose. Abbreviations: BDII = Bipolar II disorder; IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale; MDE = Major depressive episode.  Results  Disposition and Demographics  A total of six patients with BDII and a current MDE were enrolled in this trial. Patient disposition and demographics are presented in Table 1  Table 1. Patient Disposition and Baseline Characteristics  Results of a Phase 2a Clinical Trial of Inhaled Mebufotenin (GH001) in Patients with Bipolar II Disorder and a Current Major Depressive Episode  Andreas Reif1,2, Michael Bauer3, Max de Leeuw4, Fabian Devlin5, Katerina Kriger6, Padraig O’Grady6, Philipp Ritter3,7, Claus Bo Svendsen6, Michael E. Thase8,9, Velichka Valcheva6, Bernhard T. Baune10,11,12  1Department of Psychiatry, Psychosomatic Medicine and Psychotherapy, University Hospital Frankfurt – Goethe University, Frankfurt am Main, Germany; 2Fraunhofer Institute for Translational Medicine and Pharmacology ITMP, Theodor-Stern-Kai 7, 60596, Frankfurt am Main, Germany; 3Department of Psychiatry and Psychotherapy, Faculty of Medicine, University Hospital Carl Gustav Carus, Dresden, Germany; 4Department of Psychiatry, Leiden University Medical Center, Leiden, The Netherlands; 5Mental Health Research for Innovation Centre, Mersey Care NHS Foundation Trust, United Kingdom; 6GH Research, Dublin, Ireland; 7Institute of Psychiatry, Psychology and Neuroscience, King’s College London, United Kingdom; 8Department of Psychiatry, University of Pennsylvania, Philadelphia, PA, USA; 9Corporal Michael J. Crescenz Veterans Affairs Medical Center, Philadelphia, PA, USA; 10Department of Psychiatry, University of Münster, Münster, Germany; 11Department of Psychiatry, University of Melbourne, Melbourne, VIC, Australia; 12The Florey Institute of Neuroscience and Mental Health, Parkville, VIC, Australia.  Abbreviations: BMI = Body mass index; MADRS = Montgomery–Åsberg Depression Rating Scale; MDE = Major depressive episode; SD = Standard deviation.  Efficacy  The primary endpoint was achieved, with a significant reduction from baseline to Day 8 in mean (standard deviation [SD]) MADRS total score of −16.8 (12.2) (P=0.0099; Figure 2)  Significant reductions in mean (SD) MADRS total score were also observed at 2-hours post-dose (–16.3 [6.0]) and Day 2 (–13.3 [13.5]; Figure 2)  One-third (33.3%) of patients responded and were in remission on Day 8  The rapid reduction in the severity of depressive symptoms as assessed by the MADRS, were mirrored in the CGI-S and the BDRS  A mean (SD) reduction of –2.5 (1.5) on the CGI-S and –14.5 (11.2) on the BDRS were observed from baseline to Day 8 (Figure 3)  Figure 2. Mean Change in MADRS Total Score From Baseline in Patients With BDII and a Current MDE  Figure 3. Mean Change in BDRS Total Score From Baseline in Patients With BDII and a Current MDE  -18  -16  -14  -12  -10  -8  -6  -4  -2  0  Mean (SD) Change in MADRS from Baseline  Day 2  -13.3 (13.5)  P<0.0299  Baseline  Day 8  -16.8 (12.2)  P=0.0099  2-hours post-dose  -16.3 (6.0)   P<0.0006   Mean (SD) Change in BDRS from Baseline  Day 2  -13.5 (11.8)  Day 8  -14.5 (11.2)  0  -2  -4  -6  -8  -10  -12  -14  -16  Baseline  Abbreviations: BDII = Bipolar II disorder; MADRS = Montgomery–Åsberg Depression Rating Scale; MDE = Major depressive episode; SD = Standard deviation.  Safety  Abbreviations: BDII = Bipolar II disorder; BL = Baseline; BDRS = Bipolar Depression Rating Scale; MDE = Major depressive episode; SD = Standard deviation.  Treatment-emergent adverse events (TEAEs) were observed in 5/6 patients (83.3%) and were mostly mild in severity (87.5%) with two moderate and one severe events  Headache (50%), nausea (33.3%) and anxiety (33.3%) were the most frequently reported TEAEs; all other TEAEs occurred in a single patient each  One severe event of anxiety was reported which subsided within 24 hours; no TEAEs of flashbacks were reported  There were no treatment-emergent serious adverse events (SAEs), and no patient withdrew from the trial  There were no clinically significant changes in spirometry after inhalation of GH001  There was a clinically significant reduction in mean (SD) Brief Psychiatric Rating Scale from baseline to Day 8 (−15.7 [12.0]). There was no clinically relevant worsening of other clinician-rated assessments (based on the Clinical Assessment of Discharge Readiness, Columbia-Suicide Severity Rating Scale, and Modified Observer’s Assessment of Alertness and Sedation scales) and all patients were deemed ready for discharge within the same day of dosing  Following dosing with GH001, YMRS scores remained low and stable, decreasing from 2.2 at baseline to 1.0 by Day 8 (−1.2 [SD=1.5]), indicating no emergence of manic symptoms  The safety profile observed in this trial was consistent with other completed trials investigating GH001 in TRD and postpartum depression  Table 2. Summary of Safety in Patients with BDII and a Current MDE  Event #  n (%)  Any TEAE  18  5 (83.3)  Mild  15  5 (83.3)  Moderate  2  2 (33.3)  Severe  1  1 (16.7)  Treatment-related TEAEs  18  5 (83.3)  Treatment-emergent SAE  0  0  TEAEs by Preferred Term  Headache  4  3 (50.0)  Nausea  6  2 (33.3)  Anxiety  2  2 (33.3)  Paresthesia  1  1 (16.7)  Agitation  1  1 (16.7)  Hypoaesthesia oral  1  1 (16.7)  Neck pain  1  1 (16.7)  Fatigue  1  1 (16.7)  Cough  1  1 (16.7)  Abbreviations: BDII = Bipolar type II; MDE = Major depressive episode; SAE = Serious adverse event; TEAE = Treatment-emergent adverse event.